FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

March 3, 2009

Commission File Number: 001-33821

VISIONCHINA MEDIA INC.

(Translation of registrant’s name into English)

1/F Block No.7 Champs Elysees

Nongyuan Road, Futian District

Shenzhen 518040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

VISIONCHINA MEDIA INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VISIONCHINA MEDIA INC.

By:	/s/ Limin Li
Name:	Limin Li
Title:	Chairman and Chief Executive Officer

Date: March 3, 2009

3

EX99.1

VisionChina Media Announces Fourth Quarter and Full-Year 2008 Results

Full-Year 2008 Advertising Service Revenues Grow 276.6% Year-over-Year

Fourth Quarter Net Income Grows 158.6% Year-over-Year

BEIJING, March 2, 2009 — VisionChina Media Inc. (the “Company” or “VisionChina Media”), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2008.

Fourth Quarter 2008 Highlights

—

Total revenues in the fourth quarter of 2008 increased 185.1% year over year to $34.3 million. Advertising service revenue, which accounted for all of total revenues in the fourth quarter of 2008, increased 193.1% year over year.

—	Gross profit in the fourth quarter of 2008 was $19.7 million, an increase of 157.8% from $7.6 million in the fourth quarter of 2007.

—	Operating profit in the fourth quarter of 2008 was $12.8 million, an increase of 155.5% from $5.0 million in the fourth quarter of 2007.

—	Net income in the fourth quarter of 2008 was $14.8 million, an increase of 158.6% from $5.7 million in the fourth quarter of 2007.

—

Basic and diluted net incomes per share in the fourth quarter of 2008 were $0.21 and $0.20, respectively (each ADS representing one common share), compared to $0.11 and $0.10 respectively in the fourth quarter of 2007.

—

The Company had cash and cash equivalents of $163.2 million as of December 31, 2008, an increase of $22.2 million from $141.0 million as of September 30, 2008. The increase was mainly a result of a $14.8 million profit and collection of accounts receivables during the fourth quarter of 2008. The Company had net operating cash inflow totaling $25.1 million in the fourth quarter of 2008.

—	Network capacity, which is measured by total broadcasting hours, reached 31,834 hours in the fourth quarter of 2008, compared to 23,908 hours in the fourth quarter of 2007.

—	As of December 31, 2008, the Company had installed a total of 66,264 digital displays on buses, subway trains and subway platforms.

—	On average, the Company sold 8.83 advertising minutes per broadcasting hour in the fourth quarter of 2008, compared to 8.69 advertising minutes per broadcasting hour in the fourth quarter of 2007.

—	Average advertising service revenue per broadcasting hour was $1,023, compared to $474 in the fourth quarter of 2007.

Full-Year 2008 Highlights

—	Total revenues in the full year 2008 increased 254.2% over the previous year to $104.1 million, of which advertising service revenue increased 276.6% over the previous year to $103.5 million.

—	Gross profit in the full year 2008 increased 320.0% to $63.0 million, from $15.0 million in 2007.

—	Operating profit in the full year 2008 increased 390.7% to $42.4 million, from $8.6 million in 2007.

—	Net income in the full year 2008 increased 398.4% to $46.8 million, from $9.4 million in 2007.

—

Basic and diluted net incomes per share during the full year 2008 were $0.67 and $0.65, respectively (each ADS representing one common share), compared to $0.11 and $0.11, respectively during the full year 2007

—	Network capacity, which is measured by total broadcasting hours, reached 119,170 hours in 2008, compared to 77,925 hours in 2007.

—	The Company sold an average of 7.72 advertising minutes per broadcasting hour in 2008, compared to an average of 7.04 advertising minutes per broadcasting hour in 2007.

—	Average advertising service revenue per broadcasting hour increased 147.4% in 2008 to $843, compared to $341 in 2007.

Limin Li, VisionChina Media’s chairman and chief executive officer, commented, “2008 was an exceptional year for VisionChina Media. We were able to take advantage of the unprecedented opportunities presented by the Beijing Olympic Games in the third quarter and maintain momentum throughout the fourth quarter despite a challenging economic environment. Our accomplishments in 2008 are underscored by exciting new developments in the first quarter of 2009 as several multinational and domestic brands have renewed or signed new contracts. In fact, as of February 27, 2009, 129 multinational and domestic household brands had either renewed sales contracts or signed new contracts for ad placement in 2009, demonstrating increased acceptance of our platform as well as customer satisfaction. These developments reaffirm the tremendous long-term growth potential of our business model and the industry in which we operate. We believe we have the right strategy in place to capitalize on the growth and expansion of the mobile TV industry in China, which will enable us to deliver long-term shareholder value.”

Alfred Tong, VisionChina Media’s chief marketing officer, said, “We strive to deliver the best possible viewing experience to the millions of commuters who watch our screens on buses and subways in China each day. We are confident that major brands, both domestic and international, will continue to increase their spending on our platform as they witness the benefits that real-time digital mobile television can offer. Our low cost per minute advertising platform provides an extremely cost-effective alternative to traditional television, as was recently documented by the second phase of a study of our industry by CTR Market Research, one of China’s largest third-party market research providers.”

Dina Liu, VisionChina Media’s chief financial officer, added, “While the digital mobile television industry is still in its infancy in China, it is a dynamic market poised for consolidation. As the only publicly listed company operating in our competitive landscape, we are well positioned to play an active role in the industry’s consolidation and create long-term shareholder value for our investors. In 2009, we will continue to focus on execution, cost control and profitability. Our talented and dedicated workforce will continue to direct their attention toward further penetrating our existing network, expanding our geographical reach to new cities, developing new platforms, increasing utilization rates and achieving fair pricing for our advertising minutes.”

Fourth Quarter 2008 Results

VisionChina Media’s total revenues were $34.3 million in the fourth quarter of 2008, an increase of 185.1% from $12.0 million in the fourth quarter of 2007.

Advertising service revenue was $34.3 million in the fourth quarter of 2008, an increase of 193.1% from $11.7 million in the fourth quarter of 2007. Total broadcasting hours in the fourth quarter of 2008 remained unchanged from 31,834 hours in the third quarter of 2008, compared to 23,908 hours in the fourth quarter of 2007. Average advertising revenue per broadcasting hour was $1,023 in the fourth quarter of 2008 compared to $474 per broadcasting hour in the fourth quarter of 2007. On average, the Company sold 8.83 advertising minutes per broadcasting hour in the fourth quarter of 2008 compared to 8.69 advertising minutes per broadcasting hour in the fourth quarter of 2007. As of December 31, 2008, 705 advertisers had purchased advertising time on the Company’s network either directly or through an advertising agent.

Media cost, the most significant component of advertising service costs of total revenues, was $11.5 million in the fourth quarter of 2008, representing 78.9% of total advertising service costs, compared to $3.2 million, or 77.6% of total advertising service costs, in the fourth quarter of 2007.

Gross profit in the fourth quarter of 2008 was $19.7 million, an increase of 157.8% from $7.6 million in the fourth quarter of 2007. Advertising service gross margin was 57.4% in the fourth quarter of 2008, compared to 64.8% in the fourth quarter of 2007.

Selling and marketing expenses were $4.8 million in the fourth quarter of 2008, an increase of 409.6% from $0.9 million in the fourth quarter of 2007. The Company noted that the year-over-year increase was primarily due to an increase in headcount, which strengthened its sales capabilities and sales network as well as branding efforts.

Selling and marketing expenses represented 13.9% of the Company’s advertising service revenues in the fourth quarter of 2008 compared to 8.0% in the fourth quarter of 2007.

General and administrative expenses were $2.1 million in the fourth quarter of 2008, an increase of 74.4% from $1.2 million in the fourth quarter of 2007.

Loss from equity method investments amounted to $5,000 in the fourth quarter of 2008, compared to a $0.48 million loss in the fourth quarter of 2007.

Operating profit was $12.8 million in the fourth quarter of 2008, an increase of 155.5% from $5.0 million in the fourth quarter of 2007.

The Company recognized an income tax benefit of $0.3 million in the fourth quarter of 2008. The Company is a certified “Cultural Enterprise” and therefore benefits from full tax exemption from 2005 through 2008.

Net income was $14.8 million in the fourth quarter of 2008, an increase of 158.6% from $5.7 million in the fourth quarter of 2007. Strong revenues and well implemented cost control measures allowed the Company to meet the guidance provided last quarter. Basic and diluted net incomes per share in the fourth quarter of 2008 were $0.21 and $0.20, respectively. The Company’s fourth quarter net income, excluding share-based compensation expenses (non-GAAP) was $15.3 million.

As of December 31, 2008, the Company had 66,264 digital television displays in its network, compared to 41,410 as of December 31, 2007.

As of December 31, 2008, the Company had 473 employees, compared to 216 employees as of December 31, 2007,

The Company had cash and cash equivalents of $163.2 million as of December 31, 2008, an increase of $22.2 million from $141.0 million as of September 30, 2008. The increase was mainly a result of $14.8 million in profit and collections of accounts receivables during the fourth quarter of 2008. Depreciation and amortization in the fourth quarter of 2008 was $1.1 million and capital expenditures were $1.9 million. The Company had net operating cash inflow totaling $25.1 million in the fourth quarter 2008.

Full-Year 2008 Results

Total revenues in the full year 2008 were $104.1 million, an increase of 254.2% from 2007.

Advertising service revenue in the full year 2008 was $103.5 million, an increase of 276.6% from 2007.

Gross profit in the full year 2008 was $63.0 million, an increase of 320.0% from gross profit of $15.0 million in 2007.

Advertising service gross margin and advertising equipment gross margin were 60.8% and 15.9% respectively, in the full year 2008.

Selling and marketing expenses in the full year 2008 were $14.7 million, compared to $2.1 million in 2007. The increase was primarily attributable to the expansion of the Company’s sales team, the strengthening of its sales capabilities and the overall improvement of its sales network.

General and administrative expenses in the full year 2008 were $5.4 million, compared to $3.0 million in 2007. The increase was primarily attributable to management investing in operational and administrative infrastructure to support the growth of the business during 2008 and beyond as well as professional fees incurred due to the Company’s status as a publicly listed company.

Loss from equity method investments in the full year 2008 amounted to $0.5 million, compared to a loss of $1.3 million in 2007, a result of the improved operations of the Company’s investment entities that have been accounted for under equity method.

Operating profit in the full year 2008 was $42.4 million, an increase of 390.7% from $8.6 million in 2007.

The Company recognized an income tax benefit of $0.2 million in the full year 2008, compared to $0.3 million in 2007.

Net income in the full year 2008 was $46.8 million, compared to $9.4 million in 2007. Basic and diluted net incomes per share in the full year 2008 were $0.67 and $0.65, respectively.

Other Recent Company and Industry Developments

Effective January 1, 2009, VisionChina Media added a second TV channel to its broadcast in Beijing allowing for subways and buses to air programming and advertising independently. Airing a separate broadcast on each platform allows the Company to sell bus and subway advertising minutes separately. Beijing subways have a distinct rate card and the Company has exclusive rights to 5 of Beijing’s 8 subway lines. Beijing is a significant and lucrative market for VisionChina Media as subway expansion there continues at a rapid pace. By 2015, Beijing is expected to have one of the world’s largest subway systems with approximately 349 miles of rail lines and capacity of over 9 million passengers daily.

In January 2009, VisionChina Media signed an agreement with Hangzhou New & Mobile Media to provide a certain amount of mobile television advertising time per day from several key industries on public buses and ferries via 5,841 screens. The move into Hangzhou signifies an important step in the Company’s endeavors to capture the many untapped opportunities in Tier II cities where exposure to brand-building advertising is not yet as widespread.

In February 2009, VisionChina Media expanded network coverage to Tianjin by signing a two-year, exclusive agreement granting the Company the right to sell a minimum of 114 advertising minutes per day to national advertisers during 17 hours of daily programming. The Tianjin network currently features 2,486 screens, with 2,700 more planned by May 2009. Like Hangzhou, Tianjin is a strategically significant Tier II city due to its large population, high GDP and close proximity to Beijing.

In February 2009, Phase II of the CTR Market Research Report was delivered. The research was undertaken to measure the metrics of the digital mobile TV industry in China. Phase II of the research indicated that digital mobile TV has the ability to reach wide audiences and generate high retention rates at costs that are a fraction of those offered through advertising on traditional TV. While research is ongoing, statistics like these validate the effectiveness of the Company’s television and advertising platform for advertisers.

In November 2008, VisionChina Media’s board of directors approved a share repurchase program of up to $50 million by December 31, 2009. Under the share repurchase program, the Company purchased 281,400 shares in the open market during the fourth quarter of 2008 at an average price of $5.13 and total consideration of $1.4 million. The share repurchase program reflects management’s unwavering confidence in the Company’s growth prospects as well as the sustainability of its business model and the industry in which it operates.

Business Outlook

The Company estimates total revenues, which consist of advertising service revenues only, in the first quarter of 2009 to range from $27 million to $30 million. First quarter 2009 net income excluding share-based compensation expenses (non-GAAP) is expected to be between $7 million and $9.5 million. Margins will be negatively impacted by fixed media cost payments in the first quarter of 2009 due to three new exclusive agency agreements that the company entered into during the first quarter to secure fixed cost capacity. Excluding these incremental costs, the Company expects first quarter 2009 net income, excluding share-based compensation expenses (non-GAAP), to be between $8.7 million and $11.2 million.

The Company estimates its total revenues in the full year 2009 to range from $141 million to $157 million. Net income in the full year 2009, excluding share-based compensation expenses (non-GAAP), is expected to be between $46 million and $58 million.

The Company bases these estimates on a foreign exchange rate of RMB6.8470 per US$1.00.

The Company noted that its guidance is based on its current network of 18 cities that, as of release date, have already been secured by contract. If and when more cities are added, either organically or through M&A activity, it will impact the management’s forecast.

Dial-in details for the earnings conference call are as follows:

US Toll Free: + 1-866-272-9941

Hong Kong: + 852-3002-1672

International: + 1-617-213-8895

Passcode for all regions: Vision China Earnings Call

A replay of the conference call may be accessed by phone at the following numbers until March 31, 2009.

US Toll Free: +1-888-286-8010

International: +1-617-801-6888

Passcode: 54938147

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina Media’s website at http://www.visionchina.cn.

About VisionChina Media, Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways that reach over 26 million viewers each day in China, according to CTR Market Research. As of December 31, 2008, VisionChina Media’s advertising network included over 66,264 digital television displays on mass transportation systems in 17 of China’s economically prosperous cities, including Beijing, Guangzhou, Shanghai and Shenzhen. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Use of Non-GAAP Financial Measures

In addition to VisionChina Media’s consolidated financial results under GAAP, the company also provides non-GAAP financial measures, including non-GAAP net income, excluding non-cash share-based compensation. The company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media’s liquidity and when planning and forecasting future periods.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor inquiries, please contact:

In China:

Mrs. Helen Plummer

Investor Relations Officer

VisionChina Media, Inc.

Tel: +86-10-8418-7475

Email: helen.plummer@visionchina.cn

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86 (10) 8520-6284

Email: derek.mitchell@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1 (646) 460-9989

E-mail: jessica.cohen@ogilvy.com

For media inquiries, please contact:

Ms. Ceren Wende

Ogilvy Financial, Beijing

Tel: +86 (10) 8520-6514

Email: ceren.wende@ogilvy.com

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

	December 31, 2008	September 30, 2008	December 31, 2007
	(Unaudited)	(Unaudited)	(Note1)
ASSETS
Current Assets:
Cash and cash equivalents	163,248,286	141,018,871	131,139,659
Accounts receivable, net	38,296,590	43,663,731	13,256,450
Amounts due from related parties	5,225,564	6,508,029	5,596,995
Prepaid expenses and other current assets	9,431,279	12,425,517	7,718,928
Deferred tax assets	273,325	252,975	332,386
Total current assets	216,475,044	203,869,123	158,044,418
Non-current Assets:
Fixed assets, net	10,205,784	10,046,944	7,709,204
Investments under equity method	7,686,065	6,826,319	6,714,853
Other investments	2,276,034	2,286,962	2,128,732
Long-term prepaid expenses	731,772	703,397	703,069
Long-term prepayments and deposits	21,156,296	19,816,249	—
Intangible assets	14,034,343	14,814,638	—
Goodwill	21,074,229	—	—
Total non-current assets	77,164,523	54,494,509	17,255,858
TOTAL ASSETS	293,639,567	258,363,632	175,300,276
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	1,237,262	2,025,147	4,236,695
Amounts due to related parties	786,284	1,013,403	407,900
Acquisition consideration payable	30,734,610	—	—
Accrued expenses and other current liabilities	9,546,550	6,317,675	5,974,184
Deferred tax liabilities	415,554	—	—
Total current liabilities	42,720,260	9,356,225	10,618,779
Non-current Liabilities:
Contingent consideration	2,776,173	12,511,658	—
Deferred tax liabilities	2,508,519	3,275,762	—
Total non-current liabilities	5,284,692	15,787,420	—
Total liabilities	48,004,952	25,143,645	10,618,779
Minority interest	561,401	587,197	652,678

Shareholders’ equity
Common shares	7,182	7,206	6,839
Additional paid-in capital	190,694,719	192,365,003	163,820,443
Accumulated profit/(deficit)	43,509,296	28,689,575	-3,300,654
Accumulated other comprehensive income	10,862,017	11,571,006	3,502,191
Total shareholders’ equity	245,073,214	232,632,790	164,028,819
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	293,639,567	258,363,632	175,300,276

Note1: Information extracted from the audited financial statements included in the 2007 Form 20-F of the Company filed with the Securities and Exchange Commission on April 3, 2008.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in USD thousand, except number of shares and per share data)

	For three months ended
	December 31, 2008	September 30, 2008	December 31, 2007
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Advertising revenue	34,250	35,871	11,687
Equipment revenue	—	38	325
Total revenues	34,250	35,909	12,012
Cost of revenues
Advertising cost	-14,592	-11,703	-4,111
Equipment cost	—	-34	-275
Total cost of revenues	-14,592	-11,737	-4,386
Gross profit	19,658	24,172	7,626
Operating expenses:
Selling and marketing	-4,760	-5,345	-934
General and administrative	-2,089	-1,517	-1,198
Total operating expenses	-6,849	-6,862	-2,132
Loss from equity method investees	-5	-38	-482
Operating profit	12,804	17,272	5,012
Interest income	1,003	826	409
Government grant	672	—	—
Other expenses	—	-20	-32
Net income before income taxes	14,479	18,078	5,389
Income taxes	315	-29	332
Net income after income taxes	14,794	18,049	5,721
Minority interest	26	25	11
Net income	14,820	18,074	5,732
Deemed dividend on convertible redeemable preferred shares	—	—	-2,037

Net income attributable to holders of common shares	14,820	18,074	3,695
Net income per share:
Basic	0.21	0.26	0.11
Diluted	0.20	0.25	0.10
Shares used in computation of net income per share:
Basic	72,070,484	70,873,656	32,749,732
Diluted	73,275,526	73,292,630	59,532,622
Share-based compensation expenses during the related periods included in:
Cost of revenues	-9	-10	-11
Selling and marketing expenses	-344	-337	-69
General and administrative expenses	-142	-67	-19
Total	-495	-414	-99

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in USD thousand, except number of shares and per share data)

	For twelve months ended
	December 31, 2008	December 31, 2007
	(Unaudited)	(Note1)
Revenues:
Advertising revenue	103,515	27,489
Equipment revenue	565	1,897
Total revenues	104,080	29,386
Cost of revenues
Advertising cost	-40,602	-12,802
Equipment cost	-475	-1,583
Total cost of revenues	-41,077	-14,385
Gross profit	63,003	15,001
Operating expenses:
Selling and marketing	-14,712	-2,149
General and administrative	-5,414	-2,950
Total operating expenses	-20,126	-5,099
Loss from equity method investees	-485	-1,262
Operating profit	42,392	8,640
Interest income	3,480	506
Government grant	672	—
Other expenses	-39	-96
Net income before income taxes	46,505	9,050
Income taxes	213	332
Net income after income taxes	46,718	9,382
Minority interest	92	11
Net income	46,810	9,393
Deemed dividend on convertible redeemable preferred shares	—	-6,625

Net income attributable to holders of common shares	46,810	2,768
Net income per share:
Basic	0.67	0.11
Diluted	0.65	0.11
Shares used in computation of net income per share:
Basic	70,064,663	24,709,522
Diluted	72,404,916	25,771,702
Share-based compensation expenses during the related periods included in:
Cost of revenues	-39	-34
Selling and marketing expenses	-1,164	-136
General and administrative expenses	-264	-51
Total	-1,467	-221

Note1: Information extracted from the audited financial statements included in the 2007 Form 20-F of the Company filed with the Securities and Exchange Commission on April 3, 2008.